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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*


                                 JFAX.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   477366 10 8
          ------------------------------------------------------------
                                 (CUSIP Number)


                                  JULY 23, 1999
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]  Rule 13d-1(b)

         [_]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

---------------------
CUSIP NO. 477366 10 8
---------------------
--------------------------------------------------------------
 1.      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (ENTITIES ONLY)

         BOARDRUSH MEDIA LLC

--------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
                                                     (a)  [  ]
                                                     (b)  [  ]
--------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------
 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

         VERMONT
--------------------------------------------------------------
                           5.   SOLE VOTING POWER
  NUMBER OF                     5,031,250
    SHARES                 -----------------------------------
BENEFICIALLY               6.   SHARED VOTING POWER
  OWNED BY                      0
    EACH                   -----------------------------------
 REPORTING                 7.   SOLE DISPOSITIVE POWER
   PERSON                       5,031,250
    WITH:                  -----------------------------------
                           8.   SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------
 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         5,031,250
--------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                          [  ]
--------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         15.33%
--------------------------------------------------------------
12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO Limited Liability Company
--------------------------------------------------------------
---------------------
CUSIP NO. 477366 10 8
---------------------
--------------------------------------------------------------

 1.      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (ENTITIES ONLY)

         JAYE MULLER
--------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
                                                     (a)  [  ]
                                                     (b)  [  ]
--------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------
 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

         GERMANY
--------------------------------------------------------------
                      5.   SOLE VOTING POWER
  NUMBER OF                5,031,250
    SHARES            ----------------------------------------
BENEFICIALLY          6.   SHARED VOTING POWER
  OWNED BY                 0
    EACH              ----------------------------------------
 REPORTING            7.   SOLE DISPOSITIVE POWER
   PERSON                  5,031,250
    WITH:             ----------------------------------------
                      8.   SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------
 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         5,031,250
--------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                          [  ]
--------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         15.33%
--------------------------------------------------------------
12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------

ITEM 1(A). NAME OF ISSUER:  JFAX.COM, Inc. ("Issuer")

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:  10960
           Wilshire Blvd., Suite 500, Los Angeles, CA  90024.

ITEM 2(A). NAME OF PERSON FILING:  This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

           (1) Boardrush Media LLC ("Boardrush");

           (2) Jaye Muller ("Mr. Muller").

               Mr. Muller is a member and manager of Boardrush, and as of August 5, 1999, Boardrush was 100% owned by Mr. Muller.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
           The principal business office of the Reporting Persons is 972 Putney Road, Suite 299, Brattleboro, VT 05301.

ITEM 2(C). CITIZENSHIP:  Boardrush is a Vermont limited liability company.
           Mr. Muller is a German citizen.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:  Common Stock, $.01 par value (the
           "Common Stock").

ITEM 2(E). CUSIP NUMBER:  The CUSIP is #477366 10 8.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           (a) [_] Broker or dealer registered under Section 15 of the Exchange Act;
           (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act;
           (c) [_] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;
           (d) [_] Investment Company registered under Section 8 of the Investment Company Act;
           (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
           (f) [_] An employee benefit plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);
           (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
           (h) [_] A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act;
           (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
           (j) [_] Group in accordance with Rule 13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 13d-1(c), check this box.
                                                                             [_]

           Not applicable. This statement is being filed pursuant to Rule 13d-1(d).

ITEM 4.    OWNERSHIP:

           (a) Amount beneficially owned:                              5,031,250

           (b) Percent of class:                                          15.33%

           (c) Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:         5,031,250

               (ii)  Shared power to vote or to direct the vote:             -0-

               (iii) Sole power to dispose or to direct the disposition of:
                                                                       5,031,250

               (iv)  Shared power to dispose or to direct the disposition of:
                                                                             -0-

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Not Applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

           Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION:

           Not Applicable.

ITEM 10.   CERTIFICATIONS:

           Not Applicable.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 1999

                                                BOARDRUSH MEDIA, LLC

                                                By: /s/ Jaye Muller
                                                    ----------------------------
                                                    Jaye Muller
                                                    Manager




                                                JAYE MULLER

                                                /s/ Jaye Muller
                                                --------------------------
                                                Jaye Muller

                                  EXHIBIT INDEX

Exhibit                 Description
-------                 -----------
Exhibit 99              Agreement of Joint Filing, dated as of August 5, 1999,
                        by and among Boardrush Media LLC and Jaye Muller.